Exhibit 99.1

Mobilicom Is Set for This Moment: Positioned to Capture Growing U.S. Market Demand Following New Federal Tariff Policy

Supported by: NDAA and U.S. Defense Compliance; FCC Trusted Drone Status; and U.S. Onshore Production Buildout Underway

Palo Alto, California, Aug. 17, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust communications solutions for drones and robotics, today issued a corporate update regarding recently announced U.S. tariffs on foreign-made unmanned aerial systems (“UAS”) and certain UAS components.

On August 13, 2026, President Donald J. Trump signed a proclamation imposing tariffs of up to 100% on certain foreign drones and critical components to bolster domestic supply chains and reduce foreign cybersecurity risks. The framework offers incentives for U.S. manufacturing investments and provides delayed tariff effective dates for qualifying products on the U.S. Department of War’s FCC Trusted Drone Approval list.

Mobilicom has already advanced several strategic initiatives aligned with the new framework, including U.S. onshore production, FCC Trusted Drone status and extensive U.S. defense compliance validations.

●	U.S. Onshore Manufacturing Buildout: As outlined in the Company’s first-half 2026 earnings call, Mobilicom is advancing its U.S. onshore manufacturing initiatives and remains on track to support anticipated domestic customer demand.

●	FCC Trusted Drone Status: Mobilicom’s solutions—including SkyHopper datalinks, ground control stations, ICE electronic warfare resistance, and OS3 cybersecurity software—were named to the FCC’s initial Trusted Drones list, backed by an approved U.S. onshoring roadmap.

●	NDAA and U.S. Defense Compliance: Validated under NDAA standards, the Blue UAS Framework, AUVSI Trusted Cyber, and DD1494 qualifications, Mobilicom provides a fully compliant component ecosystem for manufacturers transitioning away from foreign technologies.

“We welcome President Trump’s actions to secure America’s drone supply chains and accelerate domestic production,” said Oren Elkayam, Founder and CEO of Mobilicom. “Our multi-year strategy and targeted investments to establish Mobilicom as a validated U.S. defense technology supplier are now positioning us to capitalize on emerging opportunities in the U.S. market. Standing on the solid foundation we built and backed by this decisive regulatory shift, we believe that Mobilicom is well positioned to capitalize on this industry transformation and capture expanding market demand across both U.S. defense and commercial sectors.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses advancing its U.S. onshore manufacturing initiatives, how it remains on track to support anticipated domestic customer demands, how its multi-year strategy and targeted investments to establish Mobilicom as a validated U.S. defense technology supplier are now positioning it to capitalize on emerging opportunities in the U.S. market and its belief that it is well positioned to capitalize on this industry transformation and capture expanding market demand across both U.S. defense and commercial sectors. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Investor Relations

Mobilicom Ltd

Chris.donovan@mobilicom.com